Exhibit 4.1

LEGGETT & PLATT, INCORPORATED
DEFERRED COMPENSATION PROGRAM
(Restated and Amended as of November 14, 2001)

TABLE OF CONTENTS

Page

1. NAME AND PURPOSE		1
1.1	Name	1
1.2	Purpose	1
2. DEFINITIONS		1
2.1	Beneficiary	1
2.2	Benefits	1
2.3	Committee	1
2.4	Common Stock	1
2.5	Company	1
2.6	Compensation	1
2.7	Deferred Compensation	1
2.8	Diversified Investment Deferral	1
2.9	Election	1
2.10	Employer	2
2.11	ERISA	2
2.12	L&P Cash Deferral	2
2.13	Lost Retirement Benefit Amount	2
2.14	Option	2
2.15	Participant	2
2.16	Section 16 Officers	2
2.17	Unforseeable Hardship	2
3. ELECTION TO DEFER		2
3.1	Type and Amount of Deferral	2
3.2	Election	2
3.3	Benefit Plan Contributions and Payroll Deductions	3
3.4	Vesting	3
4. OPTIONS		3
4.1	Number of Options and Exercise Price	3
4.2	Grant Date	3
4.3	Term of Option	3
4.4	Exercise of Option	3
4.5	Flexible Stock Plan, Non-Qualified Options	4
4.6	No Shareholders' Rights	4
4.7	Change in Capitalization	4

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5. L&P CASH DEFERRAL AND DIVERSIFIED INVESTMENT DEFERRAL		4
5.1	Interest on L&P Cash Deferral	4
5.2	Diversified Investment Alternatives	4
5.3	Payment Dates	4
5.4	Convert L&P Cash Deferral to Option	5
5.5	Hardship, Early Withdrawal	5
5.6	Unsecured Creditor	5
5.7	Claims under ERISA	5
6. COMPANY BENEFIT PLANS		6
6.1	Impact on Benefit Plans	6
6.2	Contributions	6
7. ADMINISTRATION		6
7.1	Administration	6
7.2	Committee's Authority	6
7.3	Section 16 Officers	6
8. MISCELLANEOUS		7
8.1	No Right of Employment	7
8.2	Beneficiary	7
8.3	Transferability	7
8.4	Binding Effect	7
8.5	Amendments and Termination	7
8.6	Governing Law	7

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LEGGETT& PLATT, INCORPORATED
DEFERRED COMPENSATION PROGRAM

(Restated and Amended as of November 14, 2001)

1.      NAME AND PURPOSE

         1.1     Name. The name of this Program is the "Leggett & Platt, Incorporated Deferred Compensation Program."

         1.2     Purpose. The Program is intended to provide selected key employees the opportunity to defer future compensation. The Program is an unfunded deferred compensation program for a select group of management and/or highly compensated employees as described in ERISA.

2.     DEFINITIONS

         2.1     Beneficiary. The person or persons designated as the recipient of a deceased Participant's benefits under the Program.

         2.2     Benefits. The benefits available under the Program, including Options, L&P Cash Deferrals and Diversified Investment Deferrals.

         2.3     Committee. The Compensation Committee of the Board of Directors of the Company or, except as to Section 16 Officers, any persons to whom the administrative authority has been delegated.

         2.4     Common Stock. The Company's common stock, $.01 par value.

         2.5     Company. Leggett & Platt, Incorporated.

         2.6     Compensation. Salary, bonuses and all other forms of cash compensation that may become payable to a Participant to the extent designated by the Committee.

         2.7     Deferred Compensation. Any Compensation that would have become payable to a Participant but for the Participant’s election to defer such Compensation.

         2.8      Diversified Investment Deferral. The deferral of Compensation into an obligation of the Company to pay on a future date or dates the Deferred Compensation plus earnings and minus losses thereon determined pursuant to Section 5.2. Such earnings and losses will be determined based on the performance of one or more hypothetical investments selected by the Participant. The Committee will determine the hypothetical investment alternatives available to the Participant.

         2.9      Election. A Participant’s election to defer Compensation, which sets forth the percentage or amount of Compensation to be deferred and such other items as the Committee may require.

         2.10      Employer. The Company or any directly or indirectly majority-owned subsidiary, partnership or other entity of the Company.

         2.11      ERISA. The Employment Retirement Security Income Act of 1974, as amended.

         2.12      L&P Cash Deferral. The deferral of Compensation into an obligation of the Company to pay on a future date or dates the Compensation plus interest thereon determined pursuant to Section 5.1.

         2.13      Lost Retirement Benefit Amount. An amount equal to: (i) the present value, if any, by which the Participant’s retirement benefit under the Company’s Retirement Plan would be reduced as a result of the deferral of Compensation under the Program less (ii) the present value of Participant contributions not made to the Retirement Plan as a result of deferral of Compensation.

         2.14      Option. An option to purchase shares of Common Stock issued pursuant to Section 4.

         2.15      Participant. A management or highly compensated employee of Employer selected by the Committee who has delivered a signed Election form to the Company. The Committee may revoke an individual’s right to participate in the Program if he no longer meets the Program’s eligibility requirements or for any other reason. Such termination will not affect benefits previously vested under the Program.

         2.16      Section 16 Officers. All officers of the Company subject to the requirements of Section 16 of the Securities Exchange Act of 1934.

         2.17      Unforeseeable Hardship. A severe financial hardship of the Participant resulting from (a) a sudden and unexpected illness or accident of the Participant or his dependent; (b) loss of Participant’s principal residence due to casualty; or (c) such other similar extraordinary and unforeseeable circumstances resulting from events beyond the control of the Participant as determined by the Committee.

3.     ELECTION TO DEFER

         3.1      Type and Amount of Deferral. Each Participant may elect to defer all or a portion of his Compensation which would otherwise become payable in the next calendar year. Compensation may be deferred into an Option, an L&P Cash Deferral, or a Diversified Investment Deferral; provided, however, that the maximum Diversified Investment Deferral for any year may not exceed the greater of 20% of a Participant’s Deferred Compensation or 8% of his annual salary on the Election date.

         3.2      Election. A Participant’s Election must be made on or before December 31 of the calendar year preceding the year in which the Deferred Compensation would normally have become payable. Elections may be modified or withdrawn until such time as an original Election could no longer be made.

         3.3      Benefit Plan Contributions and Payroll Deductions. If Compensation payable after giving effect to a deferral Election will be insufficient to make all Company benefit contributions and required tax withholdings, the Participant must, at the time of the Election, make arrangements suitable to the Company for the payment of such amounts. If the Participant does not pay the required amounts in accordance with those arrangements, his Deferred Compensation will be reduced by such amounts.

         3.4      Vesting. Benefits under the Program vest when the Participant would have been vested in the Compensation but for the election to defer. Benefits not vested will terminate immediately upon a Participant’s termination of employment.

4.     OPTIONS

         4.1      Number of Options and Exercise Price. Unless the Committee determines otherwise, the number of Option shares granted to a Participant is equal to the nearest number of whole shares determined under the following formula:

Compensation Foregone	x 1.176
Stock Price - Exercise Price

        “Compensation Foregone” means the Compensation that the Participant elected to apply to Options plus the related Lost Retirement Benefit Amount, if any. “Stock Price” means the lowest per share closing price of Common Stock during December of the year immediately preceding the year in which the deferred Compensation would have been paid. The “Exercise Price” for each share covered by an Option is 20% of the Stock Price.

         4.2      Grant Date. Options will be granted as of the date of the lowest closing stock price in December of each year or such other date as the Committee determines (the “Grant Date”).

         4.3      Term of Options. The term of an Option will expire 15 years after the Grant Date (the “Expiration Date”).

         4.4      Exercise of Options. Options will be exercisable at the later of (i) 12 months after the Grant Date or (ii) the date the option vests. However, despite any later specified date for exercise, any vested Option will become exercisable in full upon the death of the Participant or his total and permanent disability.

        An Option may be exercised by delivering a written notice to the Company accompanied by payment of the Exercise Price for the shares purchased. Such payment may be made in cash, by delivery of shares of Common Stock (held for at least 6 months) or a combination of cash and Common Stock. Any such Common Stock will be valued at the per share closing price of the Company’s common stock on the trading day immediately preceding the date of exercise. No shares will be delivered in connection with an Option exercise unless all amounts required to satisfy tax and any other required withholdings have been paid to the Employer.

        An Option may be exercised only by a Participant during his life or, in the case of disability, by his guardian or legal representative. Upon the death of a Participant, the Option may be exercised by his Beneficiary or, if the Participant fails to designate a Beneficiary, by his legal representative.

        If any Option has not been fully exercised on the Expiration Date, the unexercised portion of the Option shall be deemed exercised on such Expiration Date, provided the then market price of a share of L&P Common Stock exceeds the per share Exercise Price. In such event, shares of Common Stock will not be issued until the Exercise Price and any other required amounts have been paid.

         4.5      Flexible Stock Plan, Non-Qualified Options. All Options will be granted under the Company’s 1989 Flexible Stock Plan, as amended, and will be subject to the terms of that plan. All Options will be non-qualified options that are not entitled to special tax treatment under §422 of the Internal Revenue Code.

         4.6      No Shareholders’ Rights. A Participant will have no rights as a shareholder with respect to the shares covered by his Option until a stock certificate has been issued for the shares. No adjustment will be made for dividends or other rights for which the record date is before the certificate date.

         4.7      Change in Capitalization. In the event of a stock dividend, stock split, merger, consolidation or other recapitalization of the Company affecting the number of outstanding shares of Common Stock, the number of Option shares and Exercise Price will be appropriately adjusted.

5.      L&P CASH DEFERRAL AND DIVERSIFIED INVESTMENT DEFERRAL

         5.1      Interest on L&P Cash Deferral. L&P Cash Deferrals will bear interest at a rate established by the Committee. The interest will begin accruing on the date the Deferred Compensation would have been paid but for the deferral. Until the Committee determines otherwise, the Senior Vice President – Finance and Administration will determine the interest rates and the length of the deferral periods available to Participants.

         5.2      Diversified Investment Alternatives. With respect to Diversified Investment Deferrals, the Committee will determine the investment alternatives available for hypothetical investment by the Participant and the procedures relating to the Election of such investments. The Committee may change the available investment alternatives from time to time. A Participant may choose one or more of such investment alternatives. Only whole percentages may be selected for each alternative. The Participant may change his investment choices from time to time under procedures applicable to Diversified Investment Deferrals. Any such change will be effective prospectively.

         5.3      Payment Dates. The Participant will select the date or dates of payout for the L&P Cash Deferral and the Diversified Investment Deferrals on his Election form; provided, however, that the first payment date will not be earlier than two years after the Election is made or such other date as the Committee determines. The Committee may establish maximum deferral periods and maximum payout periods.

        The Participant may make a one-time election to extend the payout period for the L&P Cash Deferrals and Diversified Investment Deferrals, not to exceed any maximum payout period established by the Committee. The extension election must be made not less than six months before the first scheduled payment date designated in the original Election.

         5.4      Convert L&P Cash Deferral to Option. If a Participant elects an L&P Cash Deferral, the Participant may later request that the Committee grant an Option in lieu of the L&P Cash Deferral. In such case, the Committee may, in its sole discretion, grant to the Participant an Option on such date and upon such terms as the Committee determines. The Participant will forfeit all accrued interest of the L&P Cash Deferral if the Committee grants his request.

         5.5      Hardship, Early Withdrawal. In the event of an Unforeseeable Hardship of a Participant, the Committee may, in its sole discretion, permit early payment of all or a portion of a vested L&P Cash Deferral or Diversified Investment Deferral.

        Notwithstanding any other provision of the Program, a Participant may withdraw, upon advance notice to the Company, all or part of his vested Diversified Investment Deferral subject to a penalty of 10% of the distribution.

         5.6      Unsecured Creditor. The Company’s obligation to a Participant for an L&P Cash Deferral or a Diversified Investment Deferral is a mere promise to pay money in the future and the Participant will have the status of a general unsecured creditor of the Company.

         5.7      Claims under ERISA. The Committee and the Company’s Secretary will make all determinations regarding benefits under the Program in accordance with ERISA.

        If a Participant believes he is entitled to receive a distribution under the Program and he does not receive such distribution, he must make a claim in writing to the Committee. The Committee will review the claim. If the claim is denied, the Committee will provide a written notice of denial within 90 days setting out: the reasons for the denial; provisions of the Program upon which the denial is based; any additional information to perfect the claim and why such information is necessary; the steps to be taken if a review is sought, including the right to file an action under Section 502(a) of ERISA following an adverse determination; and the time limits for requesting a review and for review.

        If a claim is denied and the Participant desires a review, he will notify the Secretary in writing within 60 days of the receipt of notice of denial. In requesting a review, the Participant may review the Program or any related document and submit any written statement he deems appropriate. The Secretary will then review the claim and, if the decision is adverse to the Participant, provide a written decision within 60 days setting out: the reasons for the denial; provisions of the Program upon which the denial is based; a statement that the Participant is entitled to receive, upon request and free of charge, copies of documents relied upon in making the decision; and the Participant’s right to bring an action under Section 502(a) of ERISA.

6.     COMPANY BENEFIT PLANS

         6.1     Impact on Benefit Plans. The deferral of Compensation under the Program is not intended to affect other Employer benefit plans in which the Participant is participating or may be eligible to participate. The following rules will apply to the types of benefits listed below.

  Lost Retirement Benefit—Deferred Compensation may result in Lost Retirement Benefits under the Company’s Retirement Plan. However, the Company will increase the amount deferred under an Option, L&P Cash Deferral or Diversified Investment Deferral by the Lost Retirement Benefit.

  Executive Stock Unit Program—The amount of payroll deduction for Stock Units under the Company’s Executive Stock Unit Program will be calculated as if no deferral had occurred.

  Discount Stock Plan—Contributions under the Discount Stock Plan will be calculated as if no deferral had occurred.

  Life Insurance and Disability Benefits—To the extent the level of benefits is based upon a Participant’s compensation, Deferred Compensation will be included when it would have otherwise become payable but for the deferral.

         6.2      Contributions. The Participant must make contributions and payments under all Employer benefit plans in which he is participating, except the Retirement Plan, in the amounts required as if no deferral had occurred. If there is not sufficient Compensation after deferral from which to withhold required contributions and payments, the Participant must make arrangements suitable to the Company for payment of the required amounts.

7.      ADMINISTRATION

         7.1      Administration. Except to the extent the Committee otherwise designates pursuant to Section 7.2(e), the Committee will control and manage the operation and administration of the Program.

         7.2      Committee’s Authority. The Committee will have such authority as may be necessary to discharge its responsibilities under the Program, including the authority to: (a) interpret the provisions of the Program; (b) adopt rules of procedure consistent with the Program; (c) determine questions relating to benefits and rights under the Program; (d) maintain records concerning the Program; (e) designate any Company employee or committee to carry out any of the Committee’s duties, including authority to manage the operation and administration of the Program; and (f) determine the content and form of the Participant’s Election and all other documents required to carry out the Program.

         7.3      Section 16 Officers. Notwithstanding the foregoing, the Committee may not delegate its authority with respect to Section 16 Officers.

8.      MISCELLANEOUS

         8.1      No Right of Employment. Nothing contained in the Program or in any document issued under the Program will constitute evidence of any agreement or understanding that the Employer will employ or retain the Participant for any period of time or at any particular rate of compensation.

         8.2      Beneficiary. A Participant may designate one or more Beneficiaries to receive his Benefits if he dies. A Participant may change or revoke a designation of a Beneficiary at any time upon written notice to the Company. If a notice of beneficiary is not on file or if the Beneficiary is not living when the Participant dies, the Participant’s estate will be his Beneficiary.

         8.3      Transferability. No Benefits or interests therein may be transferred, assigned or pledged during a Participant’s lifetime. Benefits may not be seized by any creditor of a Participant or Beneficiary or transferred by operation of law in the event of bankruptcy or insolvency. Any attempted assignment or transfer will be void. However, the Committee may, in its sole discretion, allow a Participant to transfer Options by way of a bona fide gift. The donee will hold such Options subject to the Program.

         8.4      Binding Effect. The Program will be binding upon and inure to the benefit of the Company, its successors and assigns, and each Participant, his heirs, personal representatives, and Beneficiaries.

         8.5      Amendments and Termination. The Company will have the right to amend or terminate the Program at any time. However, no such amendment or termination will deprive any Participant of the right to receive Benefits previously vested under the Program.

         8.6      Governing Law. To the extent not preempted by ERISA, Missouri law will govern this Program.